SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
 Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of May 2006

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ELBIT SYSTEMS LTD.
 (Translation of Registrant’s Name into English)
Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated May 18, 2006.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By: /s/ Ilan Pacholder
Name: Ilan Pacholder Title: Corporate Secretary

Dated: May 18, 2006

EXHIBIT INDEX

Exhibit No.	Description

1.	Press release dated May 18, 2006.

EXHIBIT 1

Elbit Systems joint venture with Rockwell Collins, VSI, awarded new JHMCS contracts valued at more than $80 million

Haifa, Israel, May 18, 2006 – Elbit Systems (NASDAQ: ESLT) announced today that Vision Systems International LLC (VSI), its joint venture with Rockwell Collins, and a leader in advanced Helmet Mounted Display (HMD) technology, has been awarded several new contracts with a total value of more than $80 million.

The Boeing Company awarded VSI a contract for the delivery of more than 400 additional Joint Helmet Mounted Cueing Systems (JHMCS). VSI also received direct contracts from the United States Navy and Air Force for spares and test equipment in support of the JHMCS program.

Under the production contract, VSI will provide JHMCS hardware, including spares, technical support and support equipment for the Full Rate Production — Lot 3 (FRP-3) acquisition. This procurement fills U.S. government domestic requirements for the USAF F-15 and F-16, ANG F-15, USN F/A-18E/F single seat and dual seat platforms as well as foreign military sales production and spares commitments including: Poland (F-16), Netherlands (F-16), Turkey (F-16), Australia (F/A-18), Switzerland (F/A-18) and Canada (F/A-18). Deliveries under FRP-3 will commence next year and continue through 2008. Jim Wojtasek, VSI President, commented, “as VSI celebrates its 10 year anniversary, our helmet mounted display systems or enabling sub-systems are on every current US production front-line fighter aircraft. The true test of a system is user – in this case, fighter pilot – acceptance. We find ourselves in an enviable position where fighter pilot demand has actually accelerated production forcing us to increase capacity for JHMCS”.

The JHMCS provides the pilot with “first look, first shot” high off-boresight weapons engagement capabilities. The system enables the pilot to accurately cue onboard weapons and sensors against enemy aircraft and ground targets without the need to aggressively turn the aircraft or place the target in the Head Up Display (HUD) for designation. Critical information and symbology, such as targeting cues and aircraft performance parameters, are graphically displayed directly on the pilot’s visor.

Formed in 1996, VSI, is a joint venture between EFW Inc., an Elbit Systems of America company and a subsidiary of Elbit Systems Ltd. (ESLT), and Rockwell Collins (NYSE:COL) to develop, manufacture and support fixed wing HMDs worldwide. With a heritage of more than 35 years of design and development experience in display systems, VSI today is the leading supplier of fixed wing

HMDs. In addition to the JHMCS, VSI is in development of the advanced HMD for the F-35 (JSF), in development of the QuadEye Night Vision Cueing & Display (NVCD) for the US Navy, and in production on the DASH (Display and Sight Helmet) Generation IV HMD under multiple contracts to Lockheed Martin.

About Elbit Systems
Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Elbit Systems Group, which includes the company and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance (“C4ISR”), advanced electro-optic and space technologies, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and equipment. The Group also focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

Contacts

Company contact Ilan Pacholder, Corporate Secretary and VP Finance & Capital Markets Elbit Systems Ltd. Tel: 972-4 831-6632 Fax: 972-4 831- 6659 pacholder@elbit.co.il	IR Contacts Ehud Helft/Kenny Green GK International Tel: 1-866-704-671]0 Fax: 972-3-607-4711 ehud@gk-biz.com kenny@gk-biz.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY’S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY’S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.